Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended				Year Ended
	February 26,		February 27,		November 27,		November 28,		November 30,		November 24,		November 25,
	2006		2005		2005		2004		2003		2002		2001
	(Dollars in thousands)

Earnings:
Income (loss) before income taxes	$105,481		$96,429		$282,601		$95,525		$(31,292)		$26,587		$222,648
Add: Fixed charges	72,827		74,322		289,518		287,791		281,470		212,765		245,835
Add: Minority interest in consolidated subsidiaries	383		1,853		3,156		774		1,545		2,062		440

Total earnings	$178,691		$172,604		$575,275		$384,090		$251,723		$241,414		$468,923

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$66,297		$68,330		$263,650		$260,124		$254,265		$186,493		$219,956
Interest factor in rental expense(1)	6,530		5,992		25,868		27,667		27,205		26,272		25,879

Total fixed charges	$72,827		$74,322		$289,518		$287,791		$281,470		$212,765		$245,835

Ratio of earnings to fixed charges	2.5	x	2.3	x	2.0	x	1.3	x	—	x	1.1	x	1.9	x

Deficit of earnings to fixed charges	—		—		—		—		$(29,747)		—		—

(1)	Utilized an assumed interest factor of 33% in rental expense.